Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter

December 10, 2010

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Dear Shareholder and/or Friend of Zion

This past week, the CEO of (international financial conglomerate) Citigroup, Vikram Pandit, visited Israel and met with Prime Minister Benjamin Netanyahu.

Pandit commented: "We feel that Israel has huge growth opportunities, and we are here to be a part of this."

He also expressed great enthusiasm for the oil and gas industry in Israel and said:

"The oil and gas wells being drilled in Israel are a great story, because they offer the possibility that Israel will generate exactly the right kind of growth, and enable Israel to be an even bigger exporter."

He said that Citigroup hoped to finance some of the investment in oil and gas and declared:

"We want to be part of the growth in Israel. There's nothing we would like better than to be part of fascinating projects of this kind."

We certainly agree with Mr. Pandit and were happy to see him visit Israel and comment on the oil and gas opportunity here.

With regard to financing the drilling of oil and gas operations, Zion's Rights Offering will, almost certainly, terminate on Wednesday, December 15, 2010, so if you wish to participate in the offering, please do so without delay.

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Here is this week's operational update:

Drilling Operations at the Ma'anit-Joseph #3 Wellsite

The drilling rig at dawn at the Ma'anit-Joseph #3 wellsite

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

During the past several weeks, we have been steadily drilling an 8-1/2" hole.  Aside from routine bit changes due to normal wear and testing of the blow out prevention (BOP) equipment, drilling has been proceeding without interruption.

As of Friday, December 10, we have achieved a depth of approximately 3,782 meters (12,408 feet).  We will continue to drill an 8-1/2" hole to an approximate depth of 4,380 meters (14,370 feet) at which point we will obtain the next set of open-hole logs and set the next casing string.

Rights Offering

Our stockholders have already subscribed to purchase approximately 3,400,000 Units of Zion's securities from the approximately 3,800,000 Units available under the offering. In other words, our stockholders have already subscribed to purchase approximately 90% of the Units available in the rights offering.

As I noted in our press release of November 19th, in order to be fair to all and allow every qualifying stockholder, whatever the size of their holding, the chance to exercise their rights, we decided to extend the rights offering to 5:00 p.m. Eastern Standard time on December 15, 2010. For many reasons, it is highly unlikely that we will extend beyond December 15th.

You may wish to review the Frequently Asked Questions (FAQs) relating to the rights offering on our website at:  www.zionoil.com/investor-center

If you have a query, please call Zion's office (toll free): 1-888-TX1-ZION or 1-888-891-9466

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION or 1-888-891-9466.

Contact Information

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More information about Zion is available at www.zionoil.com or by contacting Mike Williams at:
Zion Oil & Gas, Inc. 6510 Abrams Rd., Suite 300, Dallas, TX 75231
telephone 1-214-221-4610; email: dallas@zionoil.com
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